UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

JETPAY CORPORATION

(Name of Subject Company Issuer)

Orwell Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

Common Stock, $0.001 par value per share

Series A Convertible Preferred Stock, $0.001 par value per share

Series A-1 Convertible Preferred Stock, $0.001 par value per share

Series A-2 Convertible Preferred Stock, $0.001 par value per share

(Title of Class of Securities)

477177109

(CUSIP Number of Class of Securities)

James M. Bedore

General Counsel

NCR Corporation

864 Spring St NW

Atlanta, Georgia 30308

Telephone: (937) 445-1936

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Sean T. Peppard

Benesch, Friedlander, Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, Ohio 44114

(216) 363-4688

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$171,649,804	$20,804

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation (the “Transaction Valuation”) was calculated by adding the sum of: (i) 15,524,770 shares of common stock, par value $0.001 per share (the “Common Shares”), of JetPay Corporation (“JetPay”) outstanding, multiplied by the offer price of $5.05 per Common Share; (ii) 15,999,960 Common Shares subject to issuance upon the settlement of the conversion of the Series A Convertible Preferred Stock, par value $0.001 per share, into Common Shares, multiplied by the offer price of $5.05 per Common Share; (iii) 9,000 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Shares”), of JetPay outstanding, multiplied by the offer price of $600 per Series A-1 Preferred Share; (iv) 2,751,248 Common Shares subject to issuance upon the settlement of the outstanding stock options with an exercise price less than the offer price of $5.05 per Common Share, multiplied by $2.14, representing the difference between the offer price of $5.05 per share and the $2.91 weighted average exercise price for such stock options; (v) an estimated 33,000 Common Shares subject to issuance upon the settlement of the JetPay employee stock purchase plan, multiplied by the offer price of $5.05 per Common Share; and (vi) 516,667 Common Shares subject to issuance upon the settlement of the exercise of outstanding warrants of JetPay, multiplied by $1.94, representing the difference between the offer price of $5.05 per share and the $3.11 weighted average exercise price for such warrants. The calculation of the filing fee is based on information provided by JetPay as of October 18, 2018.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, equals $121.20 per million of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $20,746	Filing Party: NCR Corporation and Orwell Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: November 2, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by NCR Corporation, a Maryland corporation (“NCR”), and Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of NCR, with the Securities and Exchange Commission on November 2, 2018. This Schedule TO relates to the offer by Merger Sub to purchase (pursuant to that certain Agreement and Plan of Merger, dated as of October 19, 2018, by and among NCR, Merger Sub and JetPay Corporation, a Delaware corporation (“JetPay”)): (i) all outstanding shares of common stock, $0.001 par value per share (“Common Shares”), of JetPay at a price per share of $5.05 (such amount, or any other amount per share paid pursuant to the Offer (defined below), the “Common Share Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Common Share Offer”); (ii) any and all of the shares of Series A Convertible Preferred Stock issued and outstanding (each, a “Series A Preferred Share”) at a price per Series A Preferred Share equal to the greater of (A) the Series A Liquidation Value of such Series A Preferred Share and (B) the amount of proceeds that the holder of such Series A Preferred Share would receive if such Series A Preferred Share was converted into Common Shares pursuant to the Series A Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A Offer”); (iii) any and all Series A-1 Preferred Shares issued and outstanding at a price per Series A-1 Preferred Share equal to the greater of (A) the Series A-1 Liquidation Value of such Series A-1 Preferred Share and (B) the amount of proceeds that the holder of such Series A-1 Preferred Share would receive if such Series A-1 Preferred Share was converted into Common Shares pursuant to the Series A-1 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A-1 Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A-1 Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A-1 Offer”); and (iv) any and all shares of Series A-2 Convertible Preferred Stock issued and outstanding (each, a “Series A-2 Preferred Share” and, together with the Series A Preferred Shares and the Series A-1 Preferred Shares, the “Preferred Shares” and, together with the Common Shares, the “Shares”) at a price per Series A-2 Preferred Share equal to the greater of (A) the Series A-2 Liquidation Value of such Series A-2 Preferred Share and (B) the amount of proceeds that the holder of such Series A-2 Preferred Share would receive if such Series A-2 Preferred Share was converted into Common Shares pursuant to the Series A-2 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A-2 Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A-2 Offer Price” and, together with the Common Share Offer Price, the Series A Offer Price and the Series A-1 Offer Price, the “Offer Prices”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A-2 Offer” and, together with Common Share Offer, the Series A Offer and the Series A-1 Offer, the “Offer”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of NCR and Merger Sub. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Regulation M-A Item 1011

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On November 9, 2018, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer. Accordingly, the Competition Law Condition, as described and referred to in the Offer to Purchase, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in The Offer – Section 14 – “Conditions of the Offer” of the Offer to Purchase.

Item 12.	Exhibits.

Exhibit No.
(a)(1)(A)	Offer to Purchase dated November 2, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on November 2, 2018 in the New York Times.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by NCR and JetPay on October 22, 2018, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on October 22, 2018.*

(a)(5)(B)	Transcript of Michael Hayford video e-mailed to JetPay employees on October 22, 2018, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by NCR on October 22, 2018.*

(a)(5)(C)	Email to JetPay employees dated October 22, 2018., incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by NCR on October 22, 2018.*

(a)(5)(D)	Excerpt from Transcript of NCR Corporation’s Third Quarter 2018 Earnings Call on October 30, 2018, incorporated herein by reference to Exhibit 99.1 to Schedule TO-C filed by NCR on October 31, 2018.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 19, 2018, by and among NCR Corporation, Orwell Acquisition Corporation and JetPay Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.*

(d)(2)	Form of Tender and Support Agreement (Common Shares) by and among NCR Corporation, Orwell Acquisition Corporation and the stockholders party thereto, dated October 19, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.*

(d)(3)	Form of Tender and Support Agreement (Series A Preferred Shares) by and among NCR Corporation, Orwell Acquisition Corporation, the stockholders party thereto and JetPay. Corporation, dated October 19, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.*

(d)(4)	Confidentiality Agreement, dated August 4, 2018, by and between NCR Corporation and JetPay Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2018

NCR CORPORATION

By:	/s/ Andre Fernandez
Name:	Andre Fernandez
Title:	Executive Vice President and Chief Financial Officer

ORWELL ACQUISITION CORPORATION

By:	/s/ Edward Gallagher
Name:	Edward Gallagher
Title:	President